FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of May 6, 2025

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö  Form 40-F

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains the Summary of the resolutions adopted in the Extraordinary General Meeting of Shareholders (the “Meeting”) of Tenaris S.A. (the "Company") held on May 6th, 2025, at 26, Boulevard Royal, 4th Floor, L-2449, Luxembourg, immediately after the adjournment of the Annual General Meeting of Shareholders of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2025

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

TENARIS S.A. Société Anonyme Registered office: L-2449 Luxembourg R.C.S. Luxembourg B 85 203 www.tenaris.com

Summary of the resolutions adopted in the Extraordinary General Meeting of Shareholders (the “Meeting”) of Tenaris S.A. (the "Company") held on May 6, 2025, at 26, Boulevard Royal, 4th Floor, L-2449, Luxembourg, immediately after the adjournment of the Annual General Meeting of Shareholders of the Company.

1.            Approval of (a) the cancellation of 90,762,598 ordinary shares held in treasury, acquired by the Company throughout (i) the second, third and fourth tranches of the share buyback program, which ran from 6th November 2023 to 2nd August 2024, and (ii) the follow-on share buyback program, which ran from 11th November 2024 to 4th March 2025, and (b) the consequential reduction of the issued share capital of the Company by an amount of US$90,762,598 so as to bring it from its current amount of US$1,162,757,528 to US$1,071,994,930 represented by 1,071,994,930 ordinary shares with a nominal value of US$1.00 per share.

The Meeting resolved to (a) approve the cancellation of ninety million seven hundred sixty-two thousand five hundred ninety-eight (90,762,598) ordinary shares held in treasury acquired by the Company throughout (i) the second, third and fourth tranches of the share buyback program, which ran from 6th November 2023 to 2nd August 2024, and; (ii) the follow-on share buyback program, which ran from 11th November 2024 to 4th March 2025, and (b) approve the consequential reduction of the issued share capital of the Company by an amount of ninety million seven hundred sixty-two thousand five hundred ninety-eight United States dollars (US$90,762,598), so as to bring it from its current amount of one billion one hundred sixty-two million seven hundred fifty-seven thousand five hundred twenty-eight United States dollars (US$1,162,757,528) to one billion seventy-one million nine hundred ninety-four thousand nine hundred thirty United States dollars (US$1,071,994,930), represented by one billion seventy-one million nine hundred ninety-four thousand nine hundred thirty (1,071,994,930) ordinary shares with a nominal value of one United States dollar (US$1) per share.

2.            Decision on the renewal of the authorized share capital of the Company and related authorizations and waivers by:

a.	the renewal of the validity period of the Company’s authorized share capital for a period starting on the date of the Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the Recueil électronique des sociétés et associations (RESA) of the deed recording the minutes of such meeting;

b.	the renewal of the authorization to the board of directors, or any delegate (s) duly appointed by the board of directors, for a period starting on the date of the Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the RESA of the deed recording the minutes of such meeting, from time to time to issue shares within the limits of the authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the board of directors or its delegate (s) may in its or their discretion resolve;

c.	the renewal of the authorization to the board of directors, for a period starting on the date of the Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the RESA of the deed recording the minutes of such meeting, to waive, suppress or limit any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital; waiver of any pre-emptive subscription rights provided for by law and related procedures;

d.	the decision that any issuance of shares for cash within the limits of the authorized share capital shall be subject by provision of the Company’s articles of association to the pre-emptive subscription rights of the then existing shareholders, except in the following cases (in which cases no pre-emptive rights shall apply):

(i)	any issuance of shares (including, without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares) against a contribution other than in cash; and

(ii)	any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries, or its affiliates (collectively, the “Beneficiaries”), including without limitation the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the Board of Directors shall be authorized to issue upon such terms and conditions as it deems fit); and

e.	the acknowledgement and approval of the report of the Board of Directors in relation with the authorized share capital and the proposed authorizations to the Board of Directors with respect to any issuance of shares within the authorized share capital while suppressing any pre-emptive subscription rights of existing shareholders under law and related waiver.

The Meeting resolved to renew the validity period of the Company’s authorized share capital for a period starting on the date of this Meeting and ending on the fifth anniversary of the date of the publication in the Recueil électronique des sociétés et associations (RESA) of the deed recording the minutes of this Meeting.

The Meeting resolved to renew the authorization to the Board of Directors, or any delegate (s) duly appointed by the Board of Directors, for a period starting on the date of this Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the RESA of the deed recording the minutes of this Extraordinary General Meeting of Shareholders, from time to time to issue shares within the limits of the authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the Board of Directors or its delegate (s) may in its or their discretion resolve.

The Meeting resolved to renew the authorization to the Board of Directors, for a period starting on the date of this Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the RESA of the deed recording the minutes of this Extraordinary General Meeting of Shareholders, to waive, suppress or limit any preemptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital and further resolved to waive any pre-emptive subscription rights provided for by law and related procedures.

The Meeting resolved that any issuance of shares for cash within the limits of the authorized share capital shall be subject by provision of the Company’s articles of association to the pre-emptive subscription rights of the then existing shareholders, except in the following cases (in which cases no pre-emptive rights shall apply):

i.	any issuance of shares (including, without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares) against a contribution other than in cash; and

ii.	any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries, or its affiliates (collectively, the “Beneficiaries”), including without limitation the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the Board of Directors shall be authorized to issue upon such terms and conditions as it deems fit).

The Meeting further acknowledged and resolved to approve the report of the Board of Directors dated 1st April 2025, in relation with the authorized share capital and the proposed authorizations to the Board of Directors with respect to any issuance of shares within the authorized share capital while suppressing any pre-emptive subscription rights of existing shareholders under law and related waiver.

3.            The amendment of article 5 “Share Capital” of the Company’s articles of association to reflect the resolutions on items 1 and 2 of the agenda.

The Meeting resolved to approve the amendment of article 5 “Share Capital” of the Company’s articles of association, which shall read as follows:

«Article 5. Share capital. The share capital of the Company is set at one billion seventy one million nine hundred and ninety four thousand nine hundred and thirty US dollars (USD 1,071,994,930), represented by one billion seventy one million nine hundred and ninety four thousand nine hundred and thirty (1,071,994,930) shares with a par value of one US dollar (USD 1) per share.

The authorized capital of the Company shall be two billion five hundred million US dollars (USD 2,500,000,000.-), including the issued share capital, represented by two billion five hundred million (2,500,000,000) shares with a par value of one US dollar (USD 1.) per share.

The board of directors, or any delegate (s) duly appointed by the board of directors, may from time to time, for a period starting on the date of the Extraordinary General Meeting of Shareholders held on 6th May 2025 and ending on the fifth anniversary of the date of the publication in the Recueil électronique des sociétés et associations (RESA) of the deed recording the minutes of such Extraordinary General Meeting of Shareholders, issue shares within the limits of the authorized share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the board of directors, or its delegate (s), may in its or their discretion resolve.

The Extraordinary General Meeting of Shareholders held on 6th May 2025 has authorized the board of directors, for a period starting on the date of such Extraordinary General Meeting of Shareholders and ending on the fifth anniversary of the date of the publication in the RESA of the deed recording the minutes of such Extraordinary General Meeting of Shareholders, to waive, suppress or limit any preemptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital, and has waived any pre-emptive subscription rights provided for by law and related procedures.

Notwithstanding the waiver of any preemptive subscription rights provided for by law and related procedures, by provision of the present Articles of Association, any issuance of shares for cash within the limits of the authorized share capital shall be subject to the pre-emptive subscription rights of the then existing shareholders, except in the following cases (in which cases no pre-emptive subscription rights shall apply):

(i)	any issuance of shares (including, without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares) against a contribution other than in cash; and

(ii)	any issuance of shares (including by way of free shares or at discount), up to an amount of 1.5% of the issued share capital of the Company, to directors, officers, agents, employees of the Company, its direct or indirect subsidiaries, or its affiliates (collectively, the “Beneficiaries”), including, without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares, issued for the purpose of compensation or incentive of the Beneficiaries or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit).

Any issuance of shares within the authorized share capital must be recorded by notarial deed and this Article 5 must be amended accordingly.

Each share entitles the holder thereof to cast one vote at any shareholders’ meeting, subject to applicable law

.

The board of directors may authorize the issuance of bonds which may be but are not required to be, convertible into registered shares, in such denominations and payable in such monies as it shall determine in its discretion. The board of directors shall determine the type, price, interest rates, terms of issuance and repayment and any other conditions for such issues. A register of registered bonds shall be held by the Company.